                                                                     EXHIBIT 8.1

           Significant Subsidiaries of 02 MICRO INTERNATIONAL LIMITED

0//2//Micro, Inc., a California corporation

0//2//Micro Electronics, Inc., a Taiwan company

0//2//Micro International Japan Limited, a Japanese company

0//2//Micro PTE Limited, a Singapore company

0//2//Micro (Wuhan) Co. Ltd., a Chinese company

0//2//Micro (Beijing) Co. Ltd., a Chinese company

0//2//Micro (Shanghai) Co. Ltd., a Chinese company